UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

 Commission File Number 000-030813

UMeWorld, Limited
(Translation of registrant’s name into English)

Unit 12B, Hang Seng Causeway Bay Building

28 Yee Wo Street, Causeway Bay

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Company's Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

(i)	On June 23, 2020, UMeWorld Limited (the “Company”) dismissed its independent registered public accounting firm, MaloneBailey, LLP (“MaloneBailey”).

(ii)	MaloneBailey’s audit report on the Company’s consolidated financial statements for the Company’s fiscal years ended September 30, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except with respect to an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Board of Directors of the Company.

(iv)	During the Company’s fiscal years ended September 30, 2017 and 2016, and through June 23, 2020, the date of dismissal, (a) there were no disagreements with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v)	The Company has provided MaloneBailey with a copy of this Current Report and has requested that MaloneBailey furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Current Report on Form 6-K.

(2)

New Independent Registered Public Accounting Firm

On June 24, 2020, the Company ratified the appointment of ZH CPA LLC (“ZH”) as the Company’s new independent registered public accounting firm for the Company’s fiscal years ended September 30, 2019 and 2018. During the fiscal years ended September 30, 2017 and 2016 and any subsequent interim periods through the date hereof prior to the engagement of ZH, neither the Company, nor someone on its behalf, has consulted ZH regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

16.1	Letter from MaloneBailey, LLP addressed to the U.S. Securities and Exchange Commission

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMeWorld, Limited

June 24, 2020	By:	/s/ Michael Lee
Michael Lee Chief Executive Officer and Chairman of the Board

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